NORTHGATE MINERALS CORPORATION

406 – 815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

INFORMATION CIRCULAR
as at March 14, 2008

This Information Circular is provided in connection with the solicitation of proxies by the management of NORTHGATE MINERALS CORPORATION (the "Corporation") for use at the annual meeting (the "Meeting") of its shareholders to be held on Friday, May 2, 2008, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise noted, information in this Information Circular is given as at March 14, 2008.

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation. These officers and employees will receive no compensation other than their regular salaries but will be reimbursed for their reasonable expenses, which it is expected will not exceed Cdn. $1,000 in the aggregate.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Non-Executive Chairman of the Board and a director of the Corporation and the President and Chief Executive Officer and a director of the Corporation. A shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and vote on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Toronto Time, on April 30, 2008) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile must be sent to Computershare Trust Company of Canada, Attention: Proxy Department, at toll free 1-888-453-0330. To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the "vote voice" and refer to your holder account number and proxy access number provided on the proxy that was delivered to you. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the proxy form. In either of these instances, your proxy should be voted by mail, delivery or Internet. To vote your proxy by Internet, visit the Web site address as shown on the proxy form provided. Follow the online voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Corporation at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the common shares of the Corporation (the "Common Shares") they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 Communication With Beneficial Owners of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, Information Circular and form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a)

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the form and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided and complete, sign and return the voting instruction form in accordance with the directions provided. A form of proxy giving the right to attend and vote will then be forwarded to the Non-Registered Holder.

(b)

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Computershare Trust Company of Canada as provided above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

EXERCISE OF DISCRETION

The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified; and

(b)

any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at December 31, 2007, there were 254,452,862 Common Shares issued and outstanding and as at March 14, 2008, there were 255,174,387 Common Shares issued and outstanding, each carrying the right to one vote at a meeting of the shareholders of the Corporation. Two individuals present in person, each being a shareholder entitled to vote thereat or being a duly appointed proxy for an absent shareholder so entitled, and holding or representing by proxy in the aggregate at least 10% of the Common Shares entitled to vote thereat, shall constitute a quorum.

Only shareholders of record at the close of business on March 4, 2008, who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting. Provided that to the extent that a shareholder transfers the ownership of any of its Common Shares after the record date and the transferee of those Common Shares establishes that it owns such Common Shares and demands not later than 10 days before the Meeting that its name be included in the shareholders’ list prepared in respect of the Meeting, such transferee is entitled to vote such Common Shares at the Meeting.

Pursuant to the Business Corporations Act (British Columbia) (the "Business Corporations Act"), all resolutions placed before the meeting will be ordinary resolutions requiring the approval of a simple majority of the votes cast in respect of the resolution.

To the knowledge of the directors and executive officers of the Corporation, as of March 14, 2008, no person or entity beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Corporation.

ELECTRONIC DELIVERY

Each year, the Corporation delivers documentation to shareholders, such as this Information Circular and the Annual Report, that must be delivered to shareholders of a public company by law. This documentation is also posted on www.sedar.com. In order to make this process more convenient, shareholders who so wish may be notified by e-mail when the Corporation’s documentation is posted in the "Investor Relations" section on the Corporation’s website (www.northgateminerals.com). Accordingly, such documentation will not be sent in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to received documentation through e-mail notification will continue to receive such documentation by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Information Circular to Computershare Trust Company of Canada. Unregistered shareholders (i.e., shares held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

ELECTION OF DIRECTORS

The size of the board of directors is currently determined at eight. At the Meeting, shareholders will be asked to elect eight directors to succeed the present directors whose term of office of each of the current directors will expire at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual general meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act.

The following table sets out the names of management’s nominees for election as directors, all offices in the Corporation each nominee now holds, the year of initial appointment of each nominee as a director of the Corporation, the number of Common Shares beneficially owned by each nominee, directly or indirectly, or over which control or direction is exercised by such nominee, as at March 14, 2008, and each nominee’s principal occupation, business or employment.

Name, Municipality of	Year of	Number of	Principal Occupation
Residence and Office Held	Appointment as Director	Common Shares	or Employment(1)
C. William Daniel, O.C.(3)(4)(6)	2003	10,000	Corporate Director and Retired
Toronto, Ontario			Petroleum Industry Executive
Director
Patrick D. Downey, C.A.(2) (5)	1993	2,500	Retired Mining Company
Ajax, Ontario			Executive
Director
Douglas P. Hayhurst, F.C.A.(2)(6)	2006	19,000	Corporate Director and
West Vancouver, British Columbia			Retired IBM Business Consulting
Director			Services and PricewaterhouseCoopers Executive
Keith C. Hendrick(3)(4)	2003	3,000	Retired Mining Company
Toronto, Ontario			Executive and Corporate Director
Director
Klaus V. Konigsmann(4)	2003	4,000	Retired Mining Company
Oakville, Ontario			Executive and Business
Director			Consultant
Terrence A. Lyons(3)(5)(7)	1993	170,100	Non-Executive Chairman of the
Vancouver, British Columbia			Board of the Corporation
Non-Executive Chairman of the Board
and a Director
Conrad A. Pinette(2)(6)	2005	10,000	President, Condor Holdings Ltd.;
Vancouver, BC			Chairman of the Board of Finning
Director			International Inc.
Kenneth G. Stowe(5)	2001	231,491	President and Chief Executive
Oakville, Ontario			Officer of the Corporation
President and Chief Executive Officer
and a Director

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.
(2) Member of the Audit Committee.
(3) Member of the Compensation and Corporate Governance Committee.
(4) Member of the Health, Safety and Environment Committee. (5) Member of the Hedging Committee.
(6) Member of the Mergers & Acquisitions Committee.
(7) Terrence A. Lyons is a director and executive officer of FT Capital Ltd., a company which is currently subject to cease trade orders in each of the provinces of British Columbia, Alberta, Manitoba and Ontario due to the failure of FT Capital Ltd. to file financial statements since the financial year ended December 31, 2001. Terrence A. Lyons is also a director of Royal Oak Ventures Inc., a company which is currently subject to cease trade orders in each of the provinces of British Columbia, Alberta, Ontario and Quebec due to the failure of Royal Oak Ventures Inc. to file financial statements since the financial year ended December 31, 2003. Both FT Capital Ltd. and Royal Oak Ventures Inc. are undergoing corporate and financial restructurings and Mr. Lyons was elected to the board of directors of these companies because of his valuable experience and expertise in restructurings of this kind.

APPOINTMENT AND REMUNERATION OF AUDITORS

KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditors of the Corporation at a remuneration to be fixed by the directors.

Certain information regarding the Audit Committee, including the fees paid to the Corporation’s auditors in the last financial year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees, is contained in the Corporation’s annual information form for the year ended December 31, 2007, an electronic copy of which may be obtained on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Instrument 58-201 Corporate Governance Guidelines ("NI 58-201"), which effectively replaced the corporate governance guidelines and disclosure policies of the Toronto Stock Exchange (the "TSX"). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NI 58-201 provides guidance on corporate governance practices. A full description of each of the corporate governance practices of the Corporation with respect to NI 58-101 is set out in Schedule A to this Information Circular.

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation paid in the Corporation’s three most recently completed financial years to the individuals who were (or who acted in a similar capacity as), as at December 31, 2007 or at any time during the financial year, the Chief Executive Officer and the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation, or any of its subsidiaries, whose total salary and bonus during such period exceeded Cdn. $150,000 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term
					Compensation

				Other Annual	Securities Under	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation	Options Granted	Compensation
		($)	($)	($)	(#)	($)

Kenneth G. Stowe(2)	2007	480,000	288,000	-	300,000	-
President and Chief Executive	2006	440,000	308,000	-	300,000	-
Officer	2005	400,000	240,000	-	250,000	-

Jon A. Douglas(2)	2007	250,000	100,000	-	100,000	-
Senior Vice-President and	2006	220,000	110,000	-	100,000	-
Chief Financial Officer	2005	200,000	80,000	-	100,000	-

Peter K. MacPhail	2007	240,000	96,000	-	100,000	-
Vice President, Operations	2006	210,000	105,000	-	100,000	-
	2005	185,000	70,000	-	100,000	-

Christopher J. Rockingham(2)	2007	220,000	50,000	-	100,000	-
Vice President, Business	2006	200,000	70,000	-	100,000	-
Development and Exploration	2005	180,000	50,000	-	100,000	-

Maurice Ethier(3)	2007	174,146	68,848	19,167	50,000	-
General Manager	2006	178,269	37,368	15,833	40,000	-
	2005	165,000	34,929	19,666	25,000	-

(1) Amounts reported are in Canadian dollars.
(2) Bonuses for Kenneth G. Stowe, Jon A. Douglas, Peter K. MacPhail and Christopher J. Rockingham are paid in the first quarter of the year following the year in which they are earned. (3) Maurice Ethier retired from the Corporation effective October 18, 2007.

Share Option Plan

Under the terms of the Corporation’s 2007 Share Option Plan (the "2007 Share Option Plan"), the board of directors or an independent committee of the board of directors appointed for this purpose designates to whom options to purchase Common Shares should be granted, the number of Common Shares to be placed under option and the price payable upon exercise of the option. As of March 14, 2008, options to purchase 5,963,800 Common Shares are outstanding under the 2007 Share Option Plan, representing 2.34% of the issued and outstanding Common Shares.

The following table sets forth details of all options to purchase Common Shares that were granted to the Named Executive Officers during the financial year ended December 31, 2007.

Option Grants During the Most Recently Completed Financial Year

				Market Value
	Securities	% of Total		of Securities
	Under	Options Granted		Underlying
	Options	to Employees in	Exercise or	Options on
Name	Granted	Financial Year	Base Price	Date of Grant	Expiration Date
	(#)		($/Security)	($/Security)
Kenneth G. Stowe	300,000(1)	21.28%	$4.07	$4.07	January 16, 2014
Jon A. Douglas	100,000(1)	7.09%	$4.07	$4.07	January 16, 2014
Peter K. MacPhail	100,000(1)	7.09%	$4.07	$4.07	January 16, 2014
Christopher J. Rockingham	100,000(1)	7.09%	$4.07	$4.07	January 16, 2014
Maurice Ethier	50,000(1)	3.55%	$4.07	$4.07	January 16, 2014

(1) These options are exercisable as follows: 20% of the options vest immediately and 20% vest each year thereafter.

The following table sets forth, in respect of the Named Executive Officers, details of all options exercised during the financial year ended December 31, 2007 and the values of all outstanding options as at December 31, 2007:

Aggregate Option Exercises During the
Most Recently Completed Financial Year and Financial Year-End Option Values

	Securities	Aggregate		Value of Unexercised
	Acquired on	Value	Unexercised	In-the-Money Options
Name	Exercise	Realized	Options at FY-end	at FY-End
	(#)	($)	(#)	($)
			Exercisable/Unexercisable	Exercisable/Unexercisable

Kenneth G. Stowe	100,000	126,000	1,120,000/555,000	1,253,800/197,200
Jon A. Douglas	-	-	167,000/192,000	109,840/73,840
Peter K. MacPhail	-	-	160,000/210,000	111,800/96,100
Christopher J. Rockingham	-	-	146,000/204,000	92,520/75,280
Maurice Ethier	-	-	53,000/0	23,200/0

(l)

An option is "in-the-money" at December 31, 2007 if the market price of the option on that date exceeds the price of the option. The value of unexercised options at December 31, 2007 is equal to the difference between the market price of the options at December 31, 2007 and the exercise price of the options. Market price for this purpose is Cdn. $3.00, being the closing price of the Common Shares on the TSX on December 31, 2007.

The Corporation has not granted any share appreciation rights.

Long-Term Incentive Plans

The Corporation did not provide any long-term compensation plan awards in the most recently completed financial year.

Defined Benefit or Actuarial Plans

The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibilities and Employment Agreements

The Corporation entered into an employment agreement with Kenneth G. Stowe dated September 21, 2004. The employment agreement was subsequently amended on February 8, 2007 and provides that Mr. Stowe should receive an annual base salary of Cdn. $480,000 (subject to annual review), an annual cash compensation bonus of up to a maximum of 60% of his annual base salary, an annual retirement allowance of 6% of his annual base salary up to the annual registered retirement savings plan ("RRSP") limit and an incentive bonus consisting of options granted at the discretion of the board of directors. Mr. Stowe may terminate his employment with the Corporation at any time by providing six months prior written notice to the Corporation. In the event that Mr. Stowe terminates his employment due to a material change in his titles or responsibilities, a material reduction in his annual base salary or benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, Mr. Stowe shall be entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination, an amount equal to 2 times the average bonus he was paid over the 3 year period immediately preceding his termination and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit. In addition, the Corporation shall maintain his benefits for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The employment agreement also provides for group benefits including short-term disability, long-term disability, life insurance and accidental death and dismemberment.

The Corporation entered into an employment agreement with Jon A. Douglas dated November 18, 2004. The employment agreement was subsequently amended on February 8, 2007 and provides that Mr. Douglas should receive an annual base salary of Cdn. $250,000 (subject to annual review), an annual cash compensation bonus of up to a maximum of 40% of his annual base salary, an annual retirement allowance of 6% of his annual base salary up to the annual RRSP limit and an incentive bonus consisting of options granted at the discretion of the board of directors. Mr. Douglas may terminate his employment with the Corporation at any time by providing three months prior written notice to the Corporation. In the event that Mr. Douglas terminates his employment due to a change of place of his employment, a material reduction in his title or responsibilities, a material reduction in his annual base salary or in the value of his other remuneration and benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, Mr. Douglas shall be entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination, an amount equal to 1 times the average bonus he was paid over the 3 year period immediately preceding his termination and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit. In addition, the Corporation shall maintain his benefits for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The employment agreement also provides for group benefits including short-term disability, long-term disability, life insurance and accidental death and dismemberment.

The Corporation entered into an employment agreement with Peter K. MacPhail dated November 18, 2004. The employment agreement was subsequently amended on February 8, 2007 and provides that Mr. MacPhail should receive an annual base salary of Cdn. $240,000 (subject to annual review), an annual cash compensation bonus of up to a maximum of 40% of his annual base salary, an annual retirement allowance of 6% of his annual base salary up to the annual RRSP limit and an incentive bonus consisting of options granted at the discretion of the board of directors. Mr. MacPhail may terminate his employment with the Corporation at any time by providing three months prior written notice to the Corporation. In the event that Mr. MacPhail terminates his employment due to a change of place of his employment, a material reduction in his title or responsibilities, a material reduction in his salary or in the value of his other remuneration and benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, Mr. MacPhail shall be entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination, an amount equal to 1 times the average bonus he was paid over the 3 year period immediately preceding his termination and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit. In addition, the Corporation shall maintain his benefits for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The employment agreement also provides for group benefits including short-term disability, long-term disability, life insurance and accidental death and dismemberment.

The Corporation entered into an employment agreement with Christopher J. Rockingham dated November 18, 2004. The employment agreement was subsequently amended on February 8, 2007 and provides that Mr. Rockingham should receive an annual base salary of Cdn. $220,000 (subject to annual review), an annual cash compensation bonus of up to a maximum of 40% of his annual base salary, an annual retirement allowance of 6% of his annual base salary up to the annual RRSP limit and an incentive bonus consisting of options granted at the discretion of the board of directors. Mr. Rockingham may terminate his employment with the Corporation at any time by providing three months prior written notice to the Corporation. In the event that Mr. Rockingham terminates his employment due to a change of place of his employment, a material reduction in his title or responsibilities, a material reduction in his salary or in the value of his other remuneration and benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, Mr. Rockingham shall be entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination, an amount equal to 1 times the average bonus he was paid over the 3 year period immediately preceding his termination and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit. In addition, the Corporation shall maintain his benefits for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The employment agreement also provides for group benefits including short-term disability, long-term disability, life insurance and accidental death and dismemberment.

Report on Executive Compensation

The executive compensation policies established by the Corporation are intended to support the Corporation’s business plan, strategies and goals. The following general guidelines describe the basis for determining compensation for executive officers of the Corporation:

(a)

compensation packages are designed to attract, retain and motivate executive officers toward the long-term goals of the business;

(b)

executive positions are assessed for relative value to the Corporation, complexity of work and impact on overall financial performance; and

(c)

competitive compensation for executive positions is reviewed to determine external relativity.

The Compensation and Corporate Governance Committee employs on an annual basis the services of an outside Compensation Consultant completely independent of the Corporation for the purpose of providing guidance on executive and directors’ compensation. The Compensation Consultant’s report evaluates market compensation information to ensure that the compensation approach and structure is appropriate and reflects compensation trends in the market place, especially in the North American mining sector. The Compensation Consultant’s report is used by the Compensation and Corporate Governance Committee to propose changes to compensation provided to executives and directors. The Corporation’s compensation strategy is to provide compensation packages that are competitive with other mid-tier mining companies. Compensation packages are based on median or average market data from comparable mining companies over a wide sample base.

Based on this overall strategy, the Chief Executive Officer’s base salary mid-point is set at the median of the market. Bonus awards and long-term incentives (typically stock options) are made annually based upon typical industry practices.

The Chief Executive Officer’s 2007 base salary was set at the mid-point of the range established for the year. An annual performance bonus was established at 60% of base salary and an incentive provided at 2.5 times salary for stock option grants which is at the median of the sector.

Respectfully submitted by the Compensation and Corporate Governance Committee.

C. William Daniel, O.C.
Keith C. Hendrick
Terrence A. Lyons

Compensation of Directors

Independent directors of the Corporation are entitled to receive an annual retainer of Cdn. $30,000 per year, plus Cdn. $1,500 for each board and committee meeting attended and reimbursement for travel and other out-of-pocket expenses incurred in attending board and committee meetings. Committee chairpersons receive an additional annual retainer of Cdn. $6,000 per year. The Audit Committee chairperson receives an additional annual retainer of Cdn $12,000. During the financial year of the Corporation ended December 31, 2007, six directors, C. William Daniel, O.C., Patrick D. Downey, C.A., Douglas P. Hayhurst, F.C.A., Keith C. Hendrick, Klaus V. Konignmann and Conrad A. Pinette, received cash compensation in the amount of Cdn. $72,617, Cdn. $69,000, Cdn. $58,500, Cdn. $45,000, Cdn. $54,000 and Cdn. $57,000, respectively. Terrence A. Lyons, as the Non-Executive Chairman of the Corporation, received an annual retainer of Cdn. $135,000 and no further compensation for attendance at board and committee meetings. Directors receive reimbursement for travel and other out-of-pocket expenses incurred in attending board and committee meetings.

Directors also receive compensation in the form of options to purchase Common Shares. During the financial year ended December 31, 2007, Patrick D. Downey, C.A., Douglas P. Hayhurst, F.C.A., Keith C. Hendrick, Klaus V. Konignmann and Conrad A. Pinette each received options to purchase 40,000 Common Shares. C. William Daniel, O.C. and Terrance A. Lyons, Non-Executive Chairman of the Board, received options to purchase 60,000 Common Shares. Kenneth G. Stowe, the President and Chief Executive Officer of the Corporation, received options to purchase 300,000 Common Shares.

Composition of the Compensation and Corporate Governance Committee

Three members of the Corporation’s board of directors, C. William Daniel, O.C., Keith C. Hendrick and Terrence A. Lyons, the Non-Executive Chairman of the Board, served on the Corporation’s Compensation and Corporate Governance Committee during the financial year ended December 31, 2007.

Performance Graph

The following graph compares the cumulative total return to a shareholder who invested Cdn. $100 in Common Shares on December 31, 2002 compared to the TSX Composite Index for the five most recently completed financial years. The Common Share price performance as set out in the graph below does not necessarily indicate future price performance.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all equity compensation plans of the Corporation as of December 31, 2007. The equity compensation plans of the Corporation include the 2005 Employee Share Purchase Plan and 2007 Share Option Plan.

Table of Equity Compensation Plan Information as of December 31, 2007

	Number of Securities to be	Weighted-Average	Number of Securities Remaining
	Issued Upon Exercise of	Exercise Price of	Available for Future Issuance
	Outstanding Options,	Outstanding Options,	Under the
Plan Category	Warrants and Rights	Warrants and Rights	Equity Compensation Plans
Equity Compensation Plans
Approved by Securityholders
2005 Employee Share Purchase	Nil	N/A	7,387,696 Common Shares
Plan
2007 Share Option Plan	5,196,600	$2.77	8,803,400 Common Shares
Equity Compensation Plans Not	N/A	N/A	N/A
Approved By Securityholders
Total	5,196,600 Common Shares	$2.77	16,191,096 Common Shares

2005 Employee Share Purchase Plan

Under the terms of the 2005 Employee Share Purchase Plan, a maximum of 8,000,000 Common Shares, representing approximately 3.1% of the issued and outstanding Common Shares as of December 31, 2007, may be purchased by participants of the 2005 Employee Share Purchase Plan. The 2005 Employee Share Purchase Plan is a voluntary plan open to all eligible employees, as determined by the Corporation’s Compensation and Corporate Governance Committee. A participant may contribute a minimum of 1% of the participant’s monthly basic compensation up to a maximum of 5% of the participant’s monthly basic compensation by means of payroll deductions towards the purchase of Common Shares. The Corporation will contribute an additional amount equal to 50% of the aggregate of all moneys contributed by the participant. Moneys contributed by the participant and the Corporation will be held by an administrator who will purchase Common Shares from the Corporation at the market price of the Common Shares on the TSX at the end of the month in question, and maintain an account for each participant of the 2005 Employee Share Purchase Plan. In each calendar year, participants may make two withdrawals or transfers of up to 100% of the Common Shares held by the administrator on their behalf. Participation in the 2005 Employee Share Purchase Plan will cease on the day that the Participant’s employment by the Corporation and its subsidiaries is terminated for any reason. Following the death of a participant, the assets in such participant’s account will be distributed to such participant’s estate or beneficiary, if any. No rights or interests of any participant in or under the 2005 Employee Share Purchase Plan are assignable. The 2005 Employee Share Purchase Plan may be amended subject to the approval of the TSX and shareholders, as required. As of March 14, 2008, 524,324 Common Shares have been issued pursuant to the 2005 Employee Share Purchase Plan, representing 0.21% of the issued and outstanding Common Shares.

2007 Share Option Plan

Pursuant to the terms of the 2007 Share Option Plan, a maximum of 14,000,000 Common Shares may be granted to directors, officers and employees of the Corporation or its subsidiaries (including options granted pursuant to the Old Share Option Plan) which represents approximately 5.4% of the Corporation’s total issued and outstanding Common Shares as at December 31, 2007. The 2007 Share Option Plan is administered by the board of directors or an independent committee of the board of directors appointed for this purpose, and consisting of not fewer than three independent directors. The price at which options may be granted is the price at which the last recorded sale of a board lot of Common Shares took place on the TSX during the trading day immediately preceding the date of granting the option or, if there was no such sale, the weighted average trading price on the TSX for the Common Shares for the five trading days immediately preceding the date of granting the Option. Options may be granted for a period of not less than 7 years with vesting of 20% on the date of the grant and 20% each year thereafter to be 100% vested after 4 years. No option shall be exercised after the employment of the option holder ceases with the Corporation or its subsidiaries, subject to certain limited exceptions. Options shall not be granted to an individual if such options, together with all other options then held by such individual, would upon exercise result in the issue to such individual of more than 5% of the Common Shares then outstanding. No options granted under the 2007 Share Option Plan are assignable otherwise than by testamentary disposition or pursuant to the laws of succession. Any amendment to the 2007 Share Option Plan or Options granted will not become effective until regulatory and shareholder approval has been received. As of March 14, 2008, options to purchase 868,900 Common Shares have been exercised, representing 0.34% of the issued and outstanding Common Shares, and options to purchase 5,963,800 Common Shares are outstanding under the 2007 Share Option Plan, representing 2.34% of the issued and outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, no executive officer, no employee nor any former director, executive officer, or employee is, as of March 14, 2008, indebted to either the Corporation or any of its subsidiaries nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

No director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has at any time since the beginning of the Corporation’s last completed financial year been indebted to the Corporation or any of its subsidiaries nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation provides insurance for the benefit of the directors and officers of the Corporation against liability incurred by them in such capacities. The current annual policy limit is US $20,000,000 per occurrence and contains a deductible of US $100,000 payable by the Corporation. The Corporation pays an annual premium of US $262,600 for this insurance. The Corporation also carries a Cdn. $50,000,000 policy for acts prior to February 23, 2004 for a one time premium of Cdn. $25,000.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and officers of the Corporation or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation (each of the foregoing being an "Informed Person"), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Corporation, no proposed director of the Corporation, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Corporation, other than as described herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is included in the Corporation’s 2007 Annual Report which includes the audited comparative financial statements and management discussion and analysis for the year ended December 31, 2007 and the accompanying auditors’ report. Copies of the Annual Report, as well as additional copies of this Information Circular, may be obtained on SEDAR or upon request from the Corporation at 406 - 815 Hornby Street, Vancouver, British Columbia, V6Z 2E6.

APPROVAL OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, this 7th day of April, 2008.

/s/ Terrence A. Lyons
TERRENCE A. LYONS
Non-Executive Chairman of the Board

SCHEDULE A

NORTHGATE MINERALS CORPORATION
CORPORATE GOVERNANCE COMPLIANCE TABLE

The following table sets out the corporate governance practices of the Corporation with respect to NI 58-101. The Corporation constantly monitors evolving best practices for corporate governance.

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101

1.	Board of Directors

(a) Disclose the identity of the directors who are independent.

The Board has determined that seven of the eight directors are "independent" within the meaning of NI 58-101 and one is not independent. The Board considers that C. William Daniel, O.C., Patrick D. Downey, C.A., Douglas P. Hayhurst, F.C.A., Keith C. Hendrick, Klaus V. Konigsmann, Terrence A. Lyons (Non-Executive Chairman) and Conrad A. Pinette are independent directors.

(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.

The Board considers that Kenneth G. Stowe is not an independent director. Mr. Stowe is not an independent director because of his position as President and Chief Executive Officer of the Corporation. The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries. Kenneth G. Stowe does not meet the meaning of independence as provided in NI 58-101 and was deemed to not be an independent director. More information about each director can be found on page 5 of this Information Circular.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board is comprised of eight directors, a majority of whom are independent.

GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.	The following directors currently serve on the Board of the reporting issuers (or equivalent) listed below:

	C. William Daniel, O.C.:	Andrew Peller Limited

	Douglas P. Hayhurst, F.C.A:	Canexus Income Fund

	Terence A. Lyons:	Canaccord Capital Inc.
Columbia Goldfields Limited
Diamonds North Resources Ltd.
Farallon Resources Ltd.
Polaris Minerals Corporation
Skye Resources Inc.
Sprott Resource Corp.
TTM Resources Inc.

	Conrad A. Pinette:	Finning International Inc.
A&W Revenue Royalties Income
Fund
TimberWest Forest Corporation

	Kenneth G. Stowe:	Centenario Copper Corporation

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The Corporation’s independent directors meet in camera at the end of each board meeting without management present. Kenneth G. Stowe, as a member of management and the only director of the Corporation who is not independent, does not participate in these sessions. The sessions are presided over by Terrence A. Lyons, the Corporation’s independent Non-Executive Chairman. The board’s committees also hold in-camera sessions without management present following many of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in-camera sessions requiring action on behalf of, or communication to, management are communicated to management by Mr. Lyons or other independent directors. For information about the number of board and board committee meetings held during 2007, and directors’ attendance at these meetings, see page A-3.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or a lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent or a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Non-Executive Chairman of the Board, Terrence A. Lyons, is an independent director as he has not involved himself in day-to-day operations of the Corporation.

GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101

(g) Disclose the attendance record of each director for all Board and committee meetings held since the beginning of the issuer’s most recently completed financial year.

During the financial year ended December 31, 2007, the Board held 12 meetings, the Audit Committee held 6 meetings, the Compensation and Corporate Governance Committee held 1 meeting, the Hedging Committee held 3 meetings, the Health, Safety and Environmental Committee held 1 meeting and the Mergers and Acquisitions Committee held 1 meeting. Attendance at such meetings by the directors was as follows:

Board
	C. William Daniel, O.C.	13 of 14
	Patrick D. Downey, C.A.	14 of 14
	Douglas P. Hayhurst, F.C.A	14 of 14
	Keith C. Hendrick	10 of 14
	Klaus V. Konigsmann	12 of 14
Terrence A. Lyons
	(Non-Executive Chairman)	14 of 14
	Conrad A. Pinette	14 of 14
	Kenneth G. Stowe	14 of 14

Audit Committee
	Patrick D. Downey, C.A. (Chair)	7 of 7
	Conrad A. Pinette	7 of 7
	Douglas P. Hayhurst, F.C.A	7 of 7

Compensation and
Corporate Governance Committee
	C. William Daniel, O.C. (Chair)	2 of 2
	Keith C. Hendrick	2 of 2
	Terrence A. Lyons	2 of 2

Hedging Committee
	Patrick D. Downey, C.A.	3 of 3
	Terrence A. Lyons	3 of 3
	Kenneth G. Stowe	3 of 3

Health , Safety and Environmental Committee
	Klaus V. Konigsmann (Chair)	1 of 1
	C. William Daniel, O.C.	1 of 1
	Keith C. Hendrick	1 of 1
	Kenneth G. Stowe (ex officio)	1 of 1

Mergers & Acquisitions Committee
	Douglas P. Hayhurst, F.C.A (Chair)	1 of 1
	C. William Daniel, O.C.	1 of 1
	Conrad A. Pinette	1 of 1

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101

2.	Board Mandate

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has responsibility for the supervision and management of the business of the Corporation and has adopted a formal mandate setting out the Board’s stewardship responsibilities, including overseeing the Corporation’s long-term strategy and its’ strategic investments, managing the principal risks of the Corporation, monitoring the Corporation’s financial performance, succession planning, overseeing policies and procedures, financial reporting and assessing the performance of the Board.

The text of the Board’s mandate is attached as Schedule B to this Information Circular. Copies of the Corporation’s board mandate, code of business conduct and charters of the Board and its committees can be found on the Corporation’s website at www.northgateminerals.com.

3.	Position Descriptions

(a)

Disclose whether or not the Board has developed position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chairs of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Non-Executive Chairman of the Board and the chair of each of the Audit Committee, Compensation and Corporate Governance Committee and Health, Safety and Environmental Committee. The primary role of the chair of each Board committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities in accordance with the best practices of corporate governance.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. The roles and responsibilities of the Chief Executive Officer are:

  developing the Corporation’s long and short term strategies and their implementation carrying out a comprehensive financing and operational planning process and monitoring the Corporation’s financial performance against the plan identifying opportunities and risks affecting the Corporation’s business and developing strategies for mitigation ensuring management development and succession planning

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101

4.	Orientation and Continuing Education

(a) Briefly describe what measure the Board takes to orient new directors regarding: (i) the role of the Board; and (ii) the nature and operations of the issuer’s business.

The Corporation has a variety of orientation programs in place for new and current directors. All new directors receive a Board Manual containing a record of historical public information about the Corporation, as well as the charters of the Board and its committees, and other relevant corporate and business information. The Compensation and Corporate Governance Committee is responsible for reviewing and approving orientation and education programs for new members of the Board. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are afforded the opportunity to visit operations and receive detailed briefings from management.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Senior management makes regular presentations to the Board on the main areas of the Corporation’s business. Directors are invited to tour the Corporation’s facilities. Directors are also encouraged to take professional development courses at the Corporation’s expense.

5.	Ethical Business Conduct

(a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has adopted a code of business conduct and ethics for the Corporation and its subsidiaries. The code of business conduct and ethics has been filed on and is accessible through SEDAR at www.sedar.com and through the Corporation’s website at www.northgateminerals.com. A copy of the code of business conduct and ethics may be obtained, upon request, from the Corporation at 406 – 815 Hornby Street, Vancouver, British Columbia, V6Z 2E6. In order to monitor compliance with the code of business conduct and ethics, the Board requires each officer and director to certify their agreement and compliance with the code of business conduct and ethics on an annual basis. If any material waivers from the code of business conduct and ethics are granted to directors or officers of the Corporation, the board is required to disclose this in the next ensuing quarterly or annual report on the finances of the Corporation. There was no material change report filed since the beginning of the financial year ended December 31, 2007 with respect to any conduct of a director or executive officer that constitutes a departure from the code of business conduct and ethics.

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101

(b)

Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

	(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Corporation holds information and training sessions to promote compliance with laws, rules and regulations applicable to its business, including insider trading laws.

In addition to adopting the Corporation’s code of business conduct and ethics, the Board has adopted the Corporation’s disclosure policy that covers the accurate and timely communication of all important information and includes procedures for communicating with analysts by conference calls. This policy is reviewed annually. The disclosure policy can be found on the Corporation’s website at www.northgateminerals.com.

The Audit Committee has adopted a whistleblower policy in according with MI 52-110 to establish procedures for the treatment of complaints received by the Corporation regarding accounting and auditing matters. The whistleblower policy allows employees of the Corporation to confidentially report any accounting and auditing concerns they have with respect to the Corporation. The whistleblower policy can be found on the Corporation’s website at www.northgateminerals.com.

6.	Nomination of Directors

(a) Describe the process by which the Board identifies new candidates for Board nomination.

New nominees must have a respected record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, show support for the Corporation’s mission and strategic objectives, and a willingness to serve. Independent advisors are retained to identify potential director candidates against criteria developed by the Compensation and Corporate Governance Committee.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Board does not have a nominating committee. The Compensation and Corporate Governance Committee is responsible for proposing new nominees to the Board. The members of the Committee are C. William Daniel, O.C., (Chair), Keith C. Hendrick and Terrence A. Lyons, all of whom are independent directors.

	GOVERNANCE DISCLOSURE		COMMENTS
GUIDELINE UNDER NI 58-101

	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Compensation and Corporate Governance Committee is responsible for the ongoing assessment of the Board, committees and individual directors. The objective of this assessment is to maintain the structure and composition of the Board and committees in a way that provides, in the judgement of the Board, the best mix of competencies, skills and experience to provide the overall stewardship of the Corporation. The Committee identifies and recommends suitable director candidates. The Committee defines the relationship, roles and authority of the Board and management. The charter of the Compensation and Corporate Governance Committee can be found on the Corporation’s website at www.northgateminerals.com.

7.	Compensation

	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board has determined that the directors and officers should be compensated in a form and amount which is appropriate for comparative organizations, having regard for such matters as time commitment, responsibility and trends in director and executive compensation. For more information regarding compensation paid to directors and executives, see pages 6 through 10 of this Information Circular.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation and Corporate Governance Committee is responsible for reviewing directors’ and executives’ compensation. All of the three members of this committee are independent directors. In order to ensure an objective process for determining compensation, the Committee retains an independent consultant to review industry trends against a mandate provided by the Committee. Recommendations are reviewed with management and reported to the Board. For more information, see pages 9 and 10 of this Information Circular.

	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation and Corporate Governance Committee is responsible for, amongst other things, (i) recommending directors’ compensation to the Board, (ii) developing and recommending management compensation policies, programs and levels to the Board to make sure they are aligned with shareholders’ interests and corporate performance, (iii) disclosing the Corporation’s approach to corporate governance and executive compensation, (iv) developing performance objectives for the Chief Executive Officer and assessing the Chief Executive Officer’s performance against them, and (v) reviewing succession plans for executive officers of the Corporation.

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101

To make its recommendation on directors’ and executives’ compensation, the Compensation and Corporate Governance Committee takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies. The charter of the Compensation and Corporate Governance Committee can be found on the Corporation’s website at www.northgateminerals.com.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Corporation employed an independent consultant to assist in determining its compensation parameters during the financial year ended December 31, 2007. Mr. Roger Gurr, an independent compensation consultant with over 30 years of experience including a practice specializing in the resource sector, has been retained to review market trends, compensation and human resources and to recommend compensation levels for directors and senior officers. The Compensation and Corporate Governance Committee reviews Mr. Gurr’s report and recommends to the Board appropriate mid-point levels of compensation. Mr. Gurr performs no other assignments for the Corporation.

8.	Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee and the Compensation and Corporate Governance Committee, the Board has a Health, Safety and Environmental Committee, a Hedging Committee and a Mergers & Acquisitions Committee.

The members of the Health, Safety and Environmental Committee are Klaus V. Konigsmann (Chair), C. William Daniel, O.C., Keith C. Hendrick and Kenneth G. Stowe (ex-officio). Three of the four members of this committee are independent directors. Kenneth G. Stowe is not an independent director because of his position as President and Chief Executive Officer of the Corporation. The Health, Safety and Environment Committee is responsible for monitoring the Corporation’s ongoing commitment to its principles and policies regarding health, safety, environmental and sustainability matters. The committee reviews the information systems, assessment procedures, and, if necessary, remedial procedures to ensure that the Corporation’s operations are in compliance with health, safety and environmental laws and regulations. The charter of the Health, Safety and Environmental Committee can be found on the Corporation’s website at www.northgateminerals.com.

	GOVERNANCE DISCLOSURE	COMMENTS
GUIDELINE UNDER NI 58-101

The members of the Hedging Committee are Patrick D. Downey, C.A., Terrence A. Lyons, and Kenneth G. Stowe. Two of the three members of this committee are independent directors. Kenneth G. Stowe is not an independent director because of his position as President and Chief Executive Officer of the Corporation.. The Hedging Committee is responsible for helping the Corporation achieve the optimal risk profile that balances the benefits of protection against the risks of the business against the cost of hedging.

The members of the Mergers & Acquisitions Committee are Douglas P. Hayhurst, F.C.A. (Chair), C. William Daniel, O.C., and Conrad A. Pinette. All members of this committee are independent directors. The Mergers & Acquisitions Committee assists the Board and management in reviewing and assessing potential acquisitions, strategic investments and divestitures.

9.	Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Compensation and Corporate Governance Committee evaluates the effectiveness of the Board, committees and individual directors. The committee, with the assistance of an outside consultant, surveys directors to provide feedback on the effectiveness of the Board. An outside consultant compiles the results to ensure confidentiality. The committee assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The committee recommends changes to enhance the performance of the Board based on the survey feedback and director interviews.

SCHEDULE B

NORTHGATE MINERALS CORPORATION
MANDATE OF THE BOARD OF DIRECTORS

1.

GENERAL MANDATE

The primary responsibility of the Board of Directors is to foster the long term success of Northgate Minerals Corporation (the "Corporation") consistent with its fiduciary responsibility to the shareholders to maximize shareholder value and provide strategic oversight.

The Board of Directors has responsibility for the stewardship of the Corporation consistent with their powers and responsibilities under the Business Corporations Act (British Columbia) and other statutory and legal requirements generally applicable to directors of a business that is also a reporting issuer for securities purposes in Canada and is listed on the Toronto Stock Exchange.

2.

IMPLEMENTATION

In order to carry out such stewardship, the Board of Directors:

(a)

provides leadership and vision to supervise the management of the business and affairs of the Corporation;

(b)

approves, and monitors the implementation of the Corporation’s long-term strategy including the strategy for each entity in which the Corporation has a significant ownership interest;

(c)

reviews and approves significant strategic investments, divestitures and alliances;

(d)

identifies matters that require prior approval of the Board;

(e)

identifies and assesses the principal risks inherent in the business activity of the Corporation as a whole and its investment in any major operating entity;

(f)

undertakes succession planning and approves the appointment of senior executives of the Corporation, reviewing their performance against the objective of maximizing shareholder value, measuring their contribution to that objective and overseeing the compensation policies and investment participation for those executives;

(g)

oversees the Disclosure Committee of the Corporation which has direct responsibility for the public disclosure policy and, prior to issuance, major shareholder communication;

(h)

establishes and monitors the codes, charters, mandates, policies and practices of the Corporation;

(i)

reviews the financial performance and reporting of the Corporation and assesses the integrity of the Corporation’s internal control and management information systems;

(j)

reviews and monitors the corporate governance practices and continuous disclosure of the Corporation as well as measures for receiving shareholder feedback;

(k)

assesses the performance of the Board of Directors both individually and as a whole;

(l)

to the extent feasible, satisfies itself as to the integrity of the CEO and other executive officers and ensures that the CEO and other executive officers create a culture of integrity throughout the Corporation;

B-1

(m)

sets out expectations and responsibilities of directors, including their basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;

(n)

has developed clear position descriptions for the Chair of the Board, the Lead Director and the Chair of each Board committee;

(o)

has developed a clear position description for the CEO, which includes delineating management’s responsibilities;

(p)

reviews and approves the corporate goals and objectives that the CEO is responsible for meeting; and

(q)

ensures that all new directors receive a comprehensive orientation that allows the new director to fully understand the role of the Board and its committees, the nature and operation of the business as well as the individual contributions directors are expected to make.

In carrying out its responsibilities, the Board has adopted a code of business conduct and ethics to govern the behaviour of directors, officers and employees of the Corporation. The Board will monitor the compliance with such code and, should any material waivers be granted to any person, the Board will, as a matter of policy, cause this to be disclosed in the next ensuing quarterly or annual report of the Corporation.

The Board will establish its own codes, charters, mandates, policies and practices from time to time as may be necessary or advisable consistent with best practices, standards and corporate governance.

The Board will meet on at least a quarterly basis and will hold additional meetings as required or appropriate to deal with long-term strategic planning or other issues. Financial and other information will be made available to members of the Board of Directors several days in advance of Board meetings in order to assure effectiveness of action at such meetings. Directors will all be encouraged to attend meetings in person wherever feasible. Attendance at meetings will be recorded in the minutes of the meetings.

Each of the Directors is expected to agree to an evaluation of his or her individual performance as well as to a review of the collective performance of the Board of Directors as a whole. Directors will be required to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

The Board will have the responsibility for the identification of prospective nominees to the Board, establishment and oversight of the performance of its committees, the appointment of members to serve on such committees and approval of their compensation.

3.

RESOURCES

The Board of Directors will have the authority to retain legal, accounting and other consultants to advise it. The Board may request any officer or employee of the Corporation or its outside counsel or the external auditors to attend any meeting of the Board or to meet with any members of, or consultants to, the Board.

An individual director will be permitted to engage an outside advisor at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement will be subject to the prior approval of the Board or the Chair of the Audit Committee.

B-2